Exhibit 99.1

Voting Results of 2024 Annual General Meeting of SAI.TECH Global Corporation

On August 13, 2024, SAI.TECH Global Corporation (the “Company”) held its 2024 Annual General Meeting of shareholders virtually at www.virtualshareholdermeeting.com/SAI2024, as adjourned from August 6, 2024 (the “AGM”). The notice of the AGM (the “Notice of AGM”) was duly given on July 23, 2024.

The board of directors (the “Board”) of the Company is pleased to announce that all the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the Notice of AGM have been duly adopted at the AGM.

At the close of business on July 19, 2024, the record date for the determination of shareholders entitled to vote at the AGM, there were 15,004,316 Class A ordinary shares, each entitled to one vote, and 9,630,634 Class B, each entitled to 10 votes, issued and outstanding, consisting of all the voting securities of the Company.

Present, in person or by proxy, at the AGM were holders of an aggregate of 9,750,956 shares of the Company’s Class A and Class B ordinary shares, voting as a single class, and, in aggregate, 96,426,662 votes, constituting a quorum.

The vote results in respect of the Proposals at the AGM are as follows:

Proposal No. 1. At the Meeting, the vote to elect the following nominee to the Company's Board of Directors as a Class II Director, Chairman of the Audit Committee, member of the Compensation Committee and the Nominating & Corporate Governance Committee, to hold office until the 2027 annual general meeting of shareholders, or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN
Heung Ming Henry Wong	96,413,781	10,186	2,695

Proposal No. 2. At the Meeting, the vote to ratify the election of the following nominee to the Company’s Board of Directors as a Class II Director, Chairman of the Compensation Committee, member of the Audit Committee and the Nominating & Corporate Governance Committee, to hold office until the 2027 annual general meeting or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN
Haotian Li	96,415,131	11,036	495

Proposal No. 3. At the Meeting, the vote to ratify the election of the following nominee to the Company's Board of Directors as a Class III Director, Chairman of the Nominating & Corporate Governance Committee, member of the Audit Committee and the Compensation Committee, to hold office until the 2025 annual general meeting or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN
Tianshi Yang	96,415,981	10,186	495

Proposal No. 4. At the meeting, the vote to o approve the Company’s Third Amended and Restated Memorandum and Articles of Association., was as follows:

FOR	AGAINST	ABSTAIN
96,409,807	11,186	5,669

Proposal No. 5. At the meeting, the vote to ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2024, was as follows:

FOR	AGAINST	ABSTAIN
96,419,865	5,514	1,283

Proposal No. 6. At the Meeting, the vote to approve the change of name of the Company to SAIHEAT Limited was as follows:

FOR	AGAINST	ABSTAIN
96,414,003	10,276	2,383